SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                              SIERRACITIES.COM INC.
                      (Name of Subject Company (Issuer))

                                  AMTRS CORP.
                         a wholly-owned subsidiary of

             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  826521 10 6
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                            David S. Carroll, Esq.
                                 Group Counsel
                           American Express Company
                               200 Vesey Street
                           New York, New York 10285
                                (212) 640-2000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPY TO:
                              Douglas P. Long, Esq.
                              Faegre & Benson LLP
                             90 South Seventh Street
                         Minneapolis, Minnesota 55402
                                (612) 336-3288

                               February 14, 2001

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
     Transaction Valuation                           Amount of Filing Fee
     $   N/A                                         $   N/A
     ---------                                       ---------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A            Form or Registration No.: N/A

Filing Party: N/A                      Date Filed: N/A

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEMS 1-11.  Not Applicable

ITEM 12.     Exhibits.

             EX-99.1  Press Release dated February 14, 2001

ITEM 13.     Information Required by Schedule 13E-3.
             Not Applicable

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

EX-99.1      Press Release dated February 14, 2001




                                      -3-